EXHIBIT 99.1

Execution Copy

EXCHANGE AND OPTION AGREEMENT

EAGLE HYDRO II LP
- and -
TRANSALTA CORPORATION

May 1, 2019

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

1.1	Defined Terms	1
1.2	Rules of Construction	13
1.3	Entire Agreement	13
1.4	Time of Essence	14
1.5	Governing Law and Submission to Jurisdiction	14
1.6	Severability	14
1.7	Schedules	14

ARTICLE 2 EXCHANGE AND OPTION

2.1	Exchange Right	14
2.2	Early Exchange Events	15
2.3	Hydro Equity Interest Amount	16
2.4	Early Exchange True-Up Adjustment	16
2.5	Cash Payments	17
2.6	Top-Up Option	17
2.7	Exercise of Exchange Right	18
2.8	Exchange Request by Investor	18
2.9	Solvency Restrictions	18
2.10	Consideration	19
2.11	Calculation of Hydro Equity Interest Percentage	19

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Issuer	19
3.2	Representations and Warranties of the Investor	20

ARTICLE 4 EARLY EXCHANGE EVENTS

4.1	Additional Early Exchange Events	20
4.2	Exchange Right is Exclusive Remedy	21

ARTICLE 5 CLOSING

5.1	Exchange, True-Up and Top-Up Procedures	22
5.2	Closing Deliveries of the Investor	23

ARTICLE 6 TERMINATION

6.1	Termination	23

ARTICLE 7 MISCELLANEOUS

7.1	Notices	24
7.2	One Voice Rule	25
7.3	Amendments and Waivers	25
7.4	Assignment	25
7.5	No Recourse Against Others	26
7.6	Successors and Assigns	26
7.7	Further Assurances	26
7.8	Counterparts	26
7.9	Expenses	26

Schedule A - EBITDA Calculation
Schedule B - Tax Deficiency Calculation
Schedule C - Form of Articles of Amendment

EXCHANGE AND OPTION AGREEMENT
THIS AGREEMENT made as of the 1st day of May, 2019 (hereinafter referred to as the “Agreement”),
B E T W E E N:
EAGLE HYDRO II LP,
a limited partnership existing under the laws of Ontario,
(hereinafter referred to as the “Investor”),
– and –
TRANSALTA CORPORATION,
a corporation existing under the laws of Canada,
(hereinafter referred to as the “Issuer”).
WHEREAS (i) Eagle Investment II LP, an Affiliate of the Investor, is the holder of $350,000,000 principal amount of 7% unsecured, subordinated debentures (the “Debentures”) and (ii) the Investor and/or its Affiliates will, upon completion of the Second Subscription on the Second Funding Date (as those terms are defined in the Investment Agreement), be the holder of 400,000 redeemable First Preferred Shares, Series I (the “Redeemable Shares”), in each case, issued pursuant to that certain investment agreement entered into as of March 22, 2019 between Brookfield BRP Holdings (Canada) Inc. and the Issuer (as amended, restated, supplemented or otherwise modified from time to time, the “Investment Agreement”);
AND WHEREAS, on April 30, 2019 , the Investment Agreement was assigned to Eagle Hydro II LP, a limited partnership existing under the laws of Ontario.
NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Defined Terms
For the purposes of this Agreement (including the recitals and the Schedules hereto), unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“Act” means the Canada Business Corporations Act.
“Additional Early Exchange Event” means the occurrence of an event or circumstance specified as such in Section 4.1.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For the purposes of this definition, “control” when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Person, whether through the ownership of voting securities, by contract, or otherwise and, for the avoidance of doubt, in the case of the Investor, includes investment funds managed by Brookfield or its Affiliates but does not include any Affiliates of the Investor that operate behind an information wall erected to prevent the exchange or communication of non-public information that could result in conflicts of interest or breaches of Securities Laws.
“Articles” means the Articles of Amalgamation of the Issuer, as such articles may be supplemented, amended or replaced from time to time, including as such Articles will be amended on or before the Second Funding Date by articles of amendment to create the Redeemable Shares, such articles of amendment to include a schedule of share terms in the form of Schedule C.
“Authorizations” has the meaning specified in the Investment Agreement.
“Brookfield” means Brookfield Asset Management Inc.
“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Alberta or the Province of Ontario and (b) a day on which banks are generally closed in the Province of Alberta or the Province of Ontario.
“Canadian Financial Institution” means “Canadian financial institution” as defined in Section 1.1 of National Instrument 45-106 - Prospectus Exemptions.
“Cash Acceleration Event” has the meaning specified in the Securities.
“Closing Documents” has the meaning specified in Section 5.2.
“Common Shares” means the common shares in the capital of the Issuer, as constituted from time to time.
“Confidentiality Agreement” means the mutual confidentiality agreement dated March 20, 2019 between the Issuer and Brookfield Renewable Power Inc.
“Contract” has the meaning specified in the Investment Agreement.
“Credit Agreement” means the second amended and restated credit agreement dated June 30, 2011, as amended by a first amending agreement dated April 20, 2012, a second amending agreement dated May 29, 2013, a third amending agreement dated June 17, 2014, a fourth amending agreement dated June 5, 2015, a fifth amending agreement dated August 10, 2016, a sixth amending agreement dated July 24, 2017 and a seventh amending agreement dated June 7, 2018, between the Issuer, as borrower, Canadian Imperial Bank of Commerce, as administrative agent, and the lenders from time to time party thereto, as amended, modified, restated or replaced from time to time.
“Debenture Amount” means an amount equal to 100% of the principal amount of such Debenture plus accrued and unpaid interest thereon.

“Debentures” has the meaning specified in the recitals hereto.
“Deemed Hydro SPV Equity Value” means $1.95 billion.
“Divestitures” means, in respect of any Hydro Assets, the sale, conveyance, lease or other divestiture for consideration (collectively, for purposes of this definition, a “divestiture”) of such Hydro Assets to any Person other than the Issuer or any Subsidiary of the Issuer. However, for purposes of this definition, the term Divestitures shall not include:
(a)	divestitures of cash or cash equivalents;
(b)	the granting or existence of, or foreclosure or other realization on, any Permitted Encumbrance;
(c)
divestitures of inventory, equipment or other assets that, in the Issuer’s reasonable judgment, are damaged, worn-out, redundant, obsolete or no longer used or useful for their intended purposes in the business of the Issuer or its Subsidiaries, including any assets that are being replaced in the Ordinary Course;

(d)	the lease, assignment or sub-lease of any real or personal property in the Ordinary Course;
(e)	the sale or discount of inventory in the Ordinary Course;
(f)	any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims of an immaterial nature and in the Ordinary Course;
(g)	the licensing or sub-licensing of intellectual property or other general intangibles in the Ordinary Course;
(h)	the divestiture of improvements, additions or alterations in connection with the termination of any lease of real property in the Ordinary Course, as required by the terms of such lease;
(i)	condemnation or any similar action on assets; and
(j)	any divestiture that, but for this clause, would be a Divestiture, if such divestiture has been approved by a majority of the Operating Committee.
“Early Exchange Event” means, subject to Section 2.2(b), the occurrence of an event or circumstance specified as such in Section 2.2(a).
“Early Exchange Event Notice” has the meaning specified in Section 2.7.
“EBITDA”, for purposes of calculating the Hydro SPV Equity Value or the Tax Affected Hydro SPV Equity Value, as applicable, shall be calculated as set out in Schedule A hereto.

“Encumbrance” means any mortgage, charge, pledge, hypothec, security interest, prior claim, assignment, lien (statutory or otherwise), or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.
“Equity Interests” means (i) in the case of a corporation, any shares of its capital stock, (ii) in the case of a limited liability company, any membership interest therein, (iii) in the case of a partnership, any partnership interest (whether general or limited) therein, (iv) in the case of any other business entity, any participation or other interest in the equity or profits thereof.
“Exchange” means the transactions necessary to fulfill the exercise of the Exchange Right as set out in Article 2 and “Exchanged” has a corresponding meaning.
“Exchange Date” means the date on which Securities are Exchanged for the Hydro Equity Interest pursuant to Article 5 and includes a Mandatory Redemption Date.
“Exchange Notice” has the meaning specified in Section 2.7.
“Exchange Price” has the meaning specified in Section 2.1.
“Exchange Request” has the meaning specified in Section 2.8.
“Exchange Right” has the meaning specified in Section 2.1.
“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, (including an independent quasi-judicial tribunal), commission or board (including any independent system operator), arbitral body, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange. For the avoidance of doubt, “Governmental Entity” includes Securities Regulators, the Alberta Utilities Commission, the Federal Energy Regulatory Commission and the North American Electric Regulatory Corporation and any applicable regional reliability entity, electric system operator, public utilities commission, public service commission or equivalent entity.
“Holder” means, in respect of Debentures, Eagle Investment II LP and, in respect of the Redeemable Shares, the Investor or, at and after the time, if any, that the Securities are transferred in accordance with their terms, each permitted transferee in whose name the Securities are registered.
“Hydro Assets” has the meaning specified in the Investment Agreement.
“Hydro Assets Business” has the meaning specified in the Investment Agreement.
“Hydro Assets Owner” means the Subsidiary of the Issuer (which Subsidiary shall not be a corporation) that will hold, directly or indirectly, the interests in the Hydro Assets upon completion of the Hydro Assets Reorganization.

“Hydro Assets Reorganization” means one or more reorganizations of the corporate structure, capital structure, business operations or assets of the Issuer or any of its Subsidiaries that is an owner of the Hydro Assets to effect the transfer of such assets to the Hydro Assets Owner.
“Hydro Assets Reorganization Event” means the occurrence of the Additional Early Exchange Event specified in Section 4.1(g).
“Hydro Assets Subsidiary” has the meaning specified in clause (c) of the definition of Permitted Indebtedness.
“Hydro Equity Interest” means that portion of the Hydro SPV Equity deliverable to the Investor pursuant to the Exchange Right pursuant to the terms of this Agreement.
“Hydro MAE Exceptions” means the MAE Exceptions modified to replace references therein (a) to “the Issuer and its Subsidiaries” to “the Hydro Assets Business” and (b) to “Material Adverse Effect” to “Hydro Material Adverse Effect”.
“Hydro Material Adverse Effect” means any fact, change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such facts, changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Hydro Assets Business or the Hydro Assets, in each case, taken as a whole, provided, however, that no fact, change, event, occurrence, effect or circumstance resulting from or arising in connection with any of the Hydro MAE Exceptions shall constitute a Hydro Material Adverse Effect.
“Hydro SPV Equity” means all issued and outstanding Equity Interests in the Hydro Assets Owner and, if applicable, any entity that is the general partner of the Hydro Assets Owner.
“Hydro SPV Equity Value” means thirteen (13) x EBITDA of the Hydro Assets for the three fiscal years ending immediately prior to the exercise of the Top-Up Option other than an exercise of the Top-Up Option where the Exchange occurred pursuant to a Hydro Assets Reorganization Event.
“Investment Agreement” has the meaning specified in the recitals.
“Investor” means Eagle Hydro II LP or at and after the time, if any, that all of the rights of the party that is the Investor under this Agreement are assigned to a Permitted Assignee in accordance with Section 7.4 of this Agreement, the Permitted Assignee to whom such rights have been so assigned.
“Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, instrument, regulation, order, injunction, judgment, decree, ruling or other similar requirement, including Securities Laws, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.
“Material Adverse Effect” means any fact, change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such facts, changes, events, occurrences, effects or circumstances, is or would reasonably be expected to (A) prevent or materially delay or materially impair the ability of the Issuer to consummate on or prior to the Second Funding Date the transactions contemplated by the Investment Agreement by, with respect to the Second Subscription that are to be completed on or prior to, the Second Funding Date, or (B) be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Issuer and its Subsidiaries, taken as a whole, provided, however, that no fact, change, event, occurrence, effect or circumstance resulting from or arising in connection with any of the following shall constitute a Material Adverse Effect (collectively, the “MAE Exceptions”):
(a)	any condition or change in conditions generally affecting the industries in which the Issuer and its Subsidiaries operate;
(b)
any change in global, national, provincial or regional political conditions (including elections or the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political, currency, credit, securities or market conditions or in national or global financial, capital or credit markets;

(c)
any change in applicable Laws, including any changes to carbon prices or carbon taxes, air quality restrictions (including but not limited to NOx and SOx) or electricity market structure applicable to the Issuer or any of its Subsidiaries;

(d)	the Climate Leadership Plan adopted by the Government of Alberta, or any change thereto;
(e)
any change in IFRS (or other generally accepted accounting principles applicable to the Issuer or any of Subsidiaries) or changes in regulatory accounting requirements applicable to the industries in which the Issuer and its Subsidiaries operate;

(f)	any decline in electricity or commodity prices on a current or forward basis;
(g)	any natural disaster or act of terrorism or outbreak or escalation of hostilities or armed conflict, or any governmental response to the foregoing;
(h)
the occurrence of any “High Impact, Low Probability Event” as defined in the Alberta power purchase arrangements (“PPAs”) to which the Issuer or its Subsidiaries are subject but, only to the extent such event qualifies as a force majeure under the PPAs;

(i)
any action taken (or omitted to be taken) by the Issuer or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement or the other Transaction Agreements;

(j)
any action taken (or omitted to be taken) by the Issuer at the written request of Brookfield, any Investor, or any Affiliate thereof, or that is consented to by Brookfield, any Investor, or an Affiliate thereof, expressly in writing;

(k)
other than risk factors, forward-looking information or statements, or other general cautions, any matter which has been expressly disclosed by the Issuer in the Public Disclosure Documents (as defined in the Investment Agreement) in sufficient detail to enable the Investor to identify and make a reasonably informed assessment of the nature and scope of the matter so disclosed as of the date hereof;

(l)
the failure of the Issuer to meet any internal or published projections, forecasts or estimates of revenues, earnings or cash flows, funds from operations, free cash flow, plant availability or generation of electricity (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(m)
the announcement of the execution of this Agreement or in the other Transaction Agreements or the transactions contemplated herein or therein, the consummation of such transactions or the performance of the covenants and obligations herein or therein;

(n)
any change in the market price or trading volume of any securities of the Issuer (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

(o)
any downgrade of, or announcement of any intention to review, any credit rating of the Issuer or any of its Subsidiaries publicly disclosed as of the date hereof (it being understood that the causes underlying such downgrade or review may be taken into account in determining whether a Material Adverse Effect has occurred);

(p)
any termination of, or announcement of any intention to review or terminate, any of the PPAs to which the Issuer or any of its Subsidiaries are subject, by the Balancing Pool pursuant to section 97 of the Electric Utilities Act (Alberta);

(q)
any filing of a Schedule 13D pursuant to the U.S. Exchange Act or an early warning report pursuant to applicable Canadian Securities Laws, in each case whether initial or amended, by a shareholder of the Issuer;

provided, however, that (i) with respect to clauses (a) through to and including (g), such matter does not have a materially disproportionate effect on the Issuer and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Issuer and/or its Subsidiaries operate; and (ii) references in certain Sections of this Agreement or in the other Transaction Agreements to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred.
“Material Contract” has the meaning specified in the Investment Agreement.

“Operating Committee” has the meaning specified in the Investment Agreement.
“Optional Redemption” means a redemption by the Issuer of some or all of the Securities as permitted by the respective terms of the Securities.
“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law.
“Ordinary Course” means, with respect to an action taken by the Issuer or its Subsidiaries, that such action is: (i) consistent with the past practices of the Issuer and its Subsidiaries and is taken in the ordinary course of the normal day-to-day operations of the business of the Issuer and its Subsidiaries; (ii) necessary to preserve or protect the health and safety of individuals, property or the environment in accordance with good electricity industry practice; or (iii) required as a result of changes in Laws applicable to the Hydro Assets.
“Permitted Encumbrance” means:
(a)
any Encumbrance imposed by any Governmental Entity for taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of any Person that then holds, directly or indirectly, the interests in the Hydro Assets in accordance with IFRS (or any other generally accepted accounting principles then applicable such Person);

(b)
Encumbrances arising by operation of applicable Laws, securing the claims of persons having taken part in the construction or renovation of real property and other like liens arising in the Ordinary Course (i) which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings and (ii) in respect of which adequate reserves have been established in the books and records of any Hydro Assets Subsidiary or Hydro Assets Owner, as applicable, to the extent reserves therefor are required by IFRS (or any other generally accepted accounting principles then applicable to such Person);

(c)	statutory Encumbrances incurred or pledges or deposits made under worker’s compensation, employment insurance and other social security legislation;
(d)
Encumbrances or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the Ordinary Course;

(e)
servitudes, easements, rights-of-way, restrictions and other similar Encumbrances incurred in the Ordinary Course and Encumbrances consisting of zoning or building restrictions, easements, licences, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the Hydro Assets subject thereto or interfere with carrying on the Hydro Assets Business in the Ordinary Course;

(f)
Encumbrances of or resulting from any judgment or award against any Hydro Assets Subsidiary or Hydro Assets Owner, as applicable, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Issuer or its Subsidiary, as applicable, shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(g)
undetermined or inchoate Encumbrances and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Laws or of which written notice has not been duly given in accordance with applicable Laws or which although filed or registered, relate to obligations not due or delinquent;

(h)
the rights reserved to or vested in Governmental Entities by statutory provisions, and the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions to title;

(i)
Encumbrances in favour of public utilities or to any municipalities or governmental or other public authorities when required by the utility, municipality, governmental or other public authority in connection with the supply of services or utilities to or from the Hydro Assets Business and Encumbrances in favour of the Alberta Electric System Operator (“AESO”), or its successor, in and to amounts owing to or required by AESO;

(j)
Encumbrances arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the Ordinary Course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution;

(k)	Encumbrances arising from the right of distress enjoyed by landlords or liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;
(l)
Encumbrances in favour of lessors under leases and subleases of any real or personal property on arm’s length terms which do not materially interfere with the Ordinary Course of the Hydro Assets Business;

(m)
Encumbrances existing on the date hereof that are addressed in any governmental registry (“Existing Encumbrances”) to secure Purchase Money Obligations existing on the date hereof (“Existing Purchase Money Obligations”) and any replacement or extension of any Existing Purchase Money Obligations secured by such Existing Encumbrances on arm’s length terms and not exceeding the amount currently secured, including for the purpose of securing liabilities incurred to refinance any Existing Purchase Money Obligations that was the subject of any such Existing Encumbrances, provided that any such Encumbrance is limited to all or part of the same assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured the Existing Purchase Money Obligations being refinanced; or

(n)	any Encumbrance that, but for this clause, would not be a Permitted Encumbrance, if such Encumbrance has been approved by a majority of the Operating Committee.
“Permitted Hydro Asset Sale” has the meaning specified in the Investment Agreement.
“Permitted Indebtedness” means:
(a)
indebtedness of a Hydro Assets Subsidiary incurred prior to any Exchange pursuant to Section 2.1 that is owed to the Issuer or any other Subsidiary of the Issuer; provided, however, that (i) all such indebtedness is expressly subordinated in right of payment to the Securities and, (ii) if any such indebtedness is owing by the Hydro Assets Owner, such indebtedness shall, prior to the time of any Exchange pursuant to Section 2.1, be discharged in full in consideration for Equity Interests in the Hydro Assets Owner;

(b)	indebtedness under an operating line of credit facility with a maximum principal amount of $10 million made available or to be made available to the Hydro Assets Owner;
(c)
any guarantee of the Issuer’s obligations under the Credit Agreement by TransAlta Generation Partnership or any other Subsidiary that owns Hydro Assets or operates the Hydro Assets Business (each a “Hydro Assets Subsidiary”); provided, however, that this shall not permit any such guarantee by the Hydro Assets Owner on or after the completion of the Hydro Assets Reorganization; and

(d)	any indebtedness that, but for this clause, would not be Permitted Indebtedness, if such indebtedness has been approved by a majority of the Operating Committee;
For greater certainty, references in this Agreement to “indebtedness for borrowed money” shall not include (i) accrued retirement obligations, (ii) any obligations in respect of cash management services (including automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards and purchase cards) and any indemnity given in connection therewith, provided such obligations are incurred in the Ordinary Course, (iii) any liability for national, regional, federal, state, provincial, local or other taxes, (iv) any customer deposits or advance payments received or account credits given in the Ordinary Course, (v) obligations to pay the deferred and unpaid purchase price of property or services in connection with any purchase by the Issuer or any Subsidiary of any business or assets, including any earn-out or other post-closing payment adjustment to which the seller may become entitled to the extent such adjustment is determined by a final closing balance sheet or such adjustment depends on the performance of such business or assets after the closing, (vi) any obligations in respect of workers’ compensation, health, disability, employee benefits or other claims arising under similar legislation, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions, or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit,

(vii) obligations of the Issuer under any swap, hedging or other similar contracts or arrangements, (viii) any obligations to pay rent or other amounts to a lessor under any lease or sublease, including any such lease or sublease that is classified or accounted for as a financing lease or capitalized lease under IFRS or any other applicable generally accepted accounting principles, and (ix) trade payables and accrued expenses incurred in the Ordinary Course in connection with obtaining goods, materials or services.
“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.
“Purchase Money Obligations” means liabilities (including liabilities under a finance, capital or operating lease) of the Issuer or any of its Subsidiaries incurred to finance or refinance the acquisition, leasing, design, construction, installation, development, improvement, repair or addition of Hydro Assets (including real or personal property) that may be used or useful in the Hydro Assets Business, and whether acquired through the direct acquisition of such assets or the acquisition of the Equity Interest of any Person owning such assets, or otherwise.
“Qualified Canadian Holder” means a Person that is (i)(x) not a partnership and is not a non-resident of Canada for purposes of the Tax Act; or (y) a partnership that is a “Canadian partnership” within the meaning of s. 102 of the Tax Act; provided that, in either case, it is also not a person or partnership described in subsection 100(1.1) of the Tax Act (other than a partnership or trust described in s. 100(1.2)); and (ii) not a non-Canadian for purposes of the Investment Canada Act.
“Redeemable Share Amount” means, with respect to any Redeemable Share, $1,000, together with all accrued but unpaid dividends thereon at the date on which such Redeemable Share is to be repaid or exchanged, as applicable.
“Redeemable Shares” has the meaning specified in the recitals hereto.
“Redemption Price” means (i) for each Redeemable Share being Exchanged, the Redeemable Share Amount, and (ii) in respect of each Debenture being Exchanged, the Debenture Amount.
“Registration Rights Agreement” means the registration rights agreement to be entered into between the Investor and the Issuer as of the date hereof.
“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity.
“Second Funding Date” has the meaning specified in the Investment Agreement.
“Second Subscription” has the meaning specified in the Investment Agreement.
“Securities” means the Debentures and the Redeemable Shares.

“Securities Laws” means the Canadian Securities Laws, the U.S. Securities Act and the U.S. Exchange Act.
“Securities Regulators” means any Canadian Securities Commission or the SEC, as applicable.
“Subsidiary” or “subsidiary” has the meaning specified in the Investment Agreement.
“Tax Act” means the Income Tax Act (Canada).
“Tax Affected Hydro SPV Equity Value” means thirteen (13) x EBITDA of the Hydro Assets for the three fiscal years ending immediately prior to the date of exercise of the Exchange Right, less the Tax Deficiency Value; provided, however, that, in the case of an Early Exchange Event, a Permitted Hydro Asset Sale or an exercise of the Top-Up Option where the Exchange occurred pursuant to a Hydro Assets Reorganization Event on or prior to December 31, 2024, the Tax Affected Hydro SPV Equity Value shall be deemed to be the Deemed Hydro SPV Equity Value and subject to future adjustment in accordance with Section 2.4.
“Tax Deficiency Value” for the purposes of the calculation of the Tax Affected Hydro SPV Equity Value shall be calculated as set out in Schedule B hereto.
“Three Year Period” has the meaning specified in Section 2.4.
“Top-Up Notice” has the meaning specified in Section 2.6.
“Top-Up Option” has the meaning specified in Section 2.6.
“Transaction Agreements” means this Agreement, the Investment Agreement and the Registration Rights Agreement.
“Transfer” means any sale, assignment, exchange, transfer, assignment, gift, hedge, pledge, loan, creation of an Encumbrance, hypothecation, alienation or other transaction, whether voluntary, involuntary or by operation of law, by which the legal or beneficial ownership of, or any security interest or other interest in a security passes from one Person to another Person or to the same Person in a different capacity, whether or not for value.
“True-Up Adjustment” has the meaning specified in Section 2.4.
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced.
“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“Value Difference” has the meaning specified in Section 2.4(a).
“VWAP” means the 20-day volume weighted average price on the Toronto Stock Exchange.
1.2	Rules of Construction
In this Agreement:
(a)
the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;
(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;
(e)	the word “including” is deemed to mean “including without limitation”;
(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;
(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;
(h)
any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to Canadian currency;
(j)
any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.
1.3	Entire Agreement
The Transaction Agreements, the Securities and the Confidentiality Agreement constitute the entire agreement between the parties and/or their respective Affiliates with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. Unless otherwise agreed upon in writing by the parties, there are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements, the Debentures, the Articles and the Confidentiality Agreement.
1.4	Time of Essence
Time shall be of the essence of this Agreement.
1.5	Governing Law and Submission to Jurisdiction
(a)          This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Alberta and the federal laws of Canada applicable in that province.
(b)          Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Alberta over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.
1.6	Severability
If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
1.7	Schedules
The following Schedules are attached to and form an integral part of this Agreement:
Schedule A	-	EBITDA Calculation
Schedule B	-	Tax Deficiency Calculation
Schedule C	-	Form of Articles of Amendment
ARTICLE 2
EXCHANGE AND OPTION
2.1	Exchange Right
Subject to and in accordance with the terms and conditions of this Article 2, provided that at the time of the Exchange the Investor is (i) the Holder of all of the Securities and a (ii) Qualified Canadian Holder, the Investor (as Holder of all of the Securities) shall be entitled to receive, upon exercise of the Exchange Right in the manner set forth in this Section 2.1, a percentage (rounded to two decimal places) of Hydro SPV Equity determined by dividing

(x) the aggregate Redemption Price of all but not less than all of the then outstanding Securities that are not then specified as being called for redemption in an outstanding notice of Optional Redemption (if any) issued by the Issuer prior to such exercise where such Optional Redemption has not been completed, by (y) the Tax Affected Hydro SPV Equity Value, in exchange for a payment equal to the amount described in (x) above (the “Exchange Price”) which shall, subject to Section 2.3, be satisfied by delivery of all of such outstanding Securities (the “Exchange Right”), which Exchange Right may be exercised by the Investor:
(a)	at any time after December 31, 2024;
(b)	at any time prior to December 31, 2024, if the Issuer undertakes a Permitted Hydro Asset Sale, such exercise of the Exchange Right to occur contemporaneously with the Permitted Hydro Asset Sale; or
(c)	at any time upon or following the occurrence of an Early Exchange Event.
2.2	Early Exchange Events
(a)          Subject to Section 2.2(b), the occurrence of any one or more of the following events or circumstances shall constitute an “Early Exchange Event”:
(i)
(A) the Issuer files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors (“Bankruptcy Law”), or makes any assignment for the benefit of creditors or takes any corporate action, in each case under Bankruptcy Law, in furtherance of any of the foregoing, (B) an involuntary petition is filed against the Issuer under any Bankruptcy Law (unless such petition is dismissed or discharged within thirty (30) days), (C) a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed by a court of competent jurisdiction under any Bankruptcy Law to take possession, custody or control of any property of the Issuer, or (D) pursuant to any Bankruptcy Law, the Issuer takes any steps to, or undertakes any proposal for, the winding-up or liquidation of the Issuer, obtains an administration order, or appoints a receiver in respect of the whole or any part of the Issuer;

(ii)
a default by the Issuer in the payment of, in the case of the Debentures, the principal of such Debentures, when due and payable, which default has continued without cure for a period of three (3) Business Days thereafter;

(iii)
a default by the Issuer in the payment of, in the case of the Debentures, any instalment of interest on such Debentures or in the case of the Redeemable Shares, dividends on the Redeemable Shares, in each case on the date when due and payable that has continued without cure for a period of 35 days;

(iv)	the occurrence of any of the Additional Early Exchange Events contained in Section 4.1; or

(v)	the occurrence of a Material Adverse Effect or Hydro Material Adverse Effect after the date hereof and prior to the Second Funding Date.
(b)          Notwithstanding the above, if there occurs a Hydro Assets Reorganization Event resulting from a failure to obtain those Regulatory Approvals required for the Issuer to satisfy its covenant in Section 4.2(b)(iv) of the Investment Agreement, and the Issuer is otherwise in compliance with its covenants under the Investment Agreement in relation to obtaining such Regulatory Approvals, such Hydro Assets Reorganization Event shall constitute a Cash Acceleration Event and not an Additional Early Exchange Event.
2.3	Hydro Equity Interest Amount
Satisfaction of the Exchange Price upon the exercise of the Exchange Right shall be by delivery to the Investor of the Hydro Equity Interest determined in accordance with Section 2.1, provided that the aggregate of the Hydro SPV Equity issued to the Investor upon such Exchange shall not exceed 49% of the Hydro SPV Equity then outstanding. To the extent such Hydro SPV Equity would otherwise so exceed 49%, the Issuer shall pay additional consideration to the Investor for the Securities, in cash, in an amount equal to the amount by which the aggregate Redemption Price for all Securities exceeds the product of the Tax Affected Hydro SPV Equity Value multiplied by 49%.
2.4	Early Exchange True-Up Adjustment
(a)          If the Exchange Right is exercised by the Investor at any time prior to December 31, 2024, a true-up adjustment (the “True-Up Adjustment”) to the Hydro Equity Interest shall be made by the Investor to the Issuer or by the Issuer to the Investor, as the case may be, in an amount equal to the product obtained by multiplying (x) the positive difference between (A) the Deemed Hydro SPV Equity Value and (B) the Tax Affected Hydro SPV Equity Value based on a three (3) year period occurring between January 1, 2025 and ending December 31, 2028 (such 3 year period (the “Three Year Period”) to be selected by the Investor, and such positive difference referred to herein as the “Value Difference”), by (y) the Hydro Equity Interest acquired by the Investor upon such exercise (and, for clarity, if (A) is greater than (B), such payment shall be owing by the Issuer to the Investor, and if (B) is greater than (A), such payment shall be owing by the Investor to the Issuer).  Any such adjustment shall be deemed to be an adjustment to the purchase price of the Hydro Equity Interest.
(b)          The True-Up Adjustment shall be settled through the transfer of that percentage of Hydro SPV Equity (rounded to two decimal places) by one party to the other as set forth in Section 2.4(a) determined by dividing (x) the Value Difference, by (y) the Tax Affected Hydro SPV Equity Value calculated in the same manner as set forth in Section 2.4(a); provided that in no event shall such True-Up Adjustment result in the Investor and its Affiliates, collectively, owning more than a 49% Hydro Equity Interest. To the extent such Hydro Equity Interest would otherwise exceed 49%, the Issuer shall pay to the Investor a cash amount equal to the product obtained by multiplying (x) that portion of such Hydro Equity Interest that would otherwise exceed 49% by (y) the Tax Affected Hydro SPV Equity Value calculated in the same manner as set forth in Section 2.4(a).
(c)          The Investor shall notify the Issuer in writing of the Three Year Period selected by the Investor pursuant to Section 2.4(a) for calculation of any True-Up Adjustment (provided that such notice shall be provided not later than March 31, 2029) and the Issuer shall, within 10 Business Days of the later of (i) the Investor notifying the Issuer of such Three Year Period and (ii) the date on which the Issuer has available to it the necessary financial information, and had prepared the necessary financial reports, in order to calculate the quantum of the True-Up Adjustment for such Three Year Period, notify the Investor in writing (a “True-Up Notice”) of the quantum of such True-Up Adjustment. The True-Up Adjustment shall be settled using the procedures set out in Article 5 within ten (10) days of delivery of the True-Up Notice, unless the Investor in good faith disputes the True-Up Notice, in which case the True-Up Adjustment shall be settled within five (5) Business Days of the parties agreeing to the calculation of the True-Up Adjustment.
2.5	Cash Payments
To the extent that cash payments are made by the Issuer to the Investor pursuant to Section 2.3 such cash shall be applied first as a payment for Redeemable Shares and as to any balance after such application, secondly as a payment for Debentures.
2.6	Top-Up Option
(a)          If at the time the Exchange Right is exercised the Hydro Equity Interest to be delivered to the Investor under this Agreement, together with any Hydro Equity Interest delivered or to be delivered to any Affiliates of the Investor, is not equal to 49% of the Hydro SPV Equity, the Investor shall have a one-time option (“Top-Up Option”), exercisable until December 31, 2028 by delivery of written notice to the Issuer by or on behalf of the Investor (a “Top-Up Notice”), to acquire the following additional Hydro SPV Equity provided that the Investor, together with its Affiliates, holds at the time of exercise of the Top-Up Option at least 8.5% of the issued and outstanding Common Shares:
(i)
if the 20 day VWAP of the Common Shares at the time the Exchange Right is exercised is not less than $14, up to an additional 10% of the Hydro SPV Equity (provided that the maximum Hydro Equity Interest held by the Investor and its Affiliates, collectively, after giving effect thereto shall not exceed a 49% Hydro Equity Interest), or

(ii)
if the 20 day VWAP of the Common Shares at the time the Exchange Right is exercised is not less than $17, that percentage of additional Hydro SPV Equity that would allow the Investor and its Affiliates, collectively, to hold 49% of the Hydro SPV Equity, in each case by the Investor paying to the Issuer, in cash, for such additional Hydro SPV Equity an amount equal to the Hydro SPV Equity Value multiplied by the additional percentage of Hydro SPV Equity so acquired; provided, however, that if the Early Exchange Event is in respect of a Hydro Assets Reorganization Event, the Investor will instead pay the Tax Affected Hydro SPV Equity Value multiplied by the additional percentage of Hydro SPV Equity so acquired.
(b)          Notwithstanding the foregoing and regardless of the number of issued and outstanding Common Shares then owned by the Investor, if at the time the Exchange Right is exercised, the aggregate Redemption Price for all of the Securities is not sufficient to permit Investor to acquire at least a 25% interest in the Hydro SPV Equity, the Investor shall have the option to acquire that percentage of additional Hydro SPV Equity that would allow the Investor and its Affiliates, collectively, to hold 25% of the Hydro SPV Equity for a price equal to the Hydro SPV Equity Value multiplied by the additional percentage of Hydro SPV Equity so acquired and paid by the Investor to the Issuer in cash.  If the Investor exercises the Top-Up Option, the Investor will become subject to the Additional Lock-Up Period as defined in and on the terms described in the Investment Agreement.
2.7	Exercise of Exchange Right
(a)          Upon the occurrence of an Early Exchange Event the Issuer shall, as soon as reasonably practicable (and in no event later than three (3) Business Days) of becoming aware of the occurrence of the Early Exchange Event, deliver written notice thereof (an “Early Exchange Event Notice”) to the Investor; provided, however, that failure to provide an Early Exchange Event Notice shall not diminish or otherwise affect the rights and remedies of the Investor hereunder.
(b)          At any time after the occurrence of an Early Exchange Event the Investor may require the Issuer to Exchange all and not less than all of the Securities for the applicable Hydro Equity Interest by delivering written notice thereof (an “Exchange Notice”) to the Issuer. If an Exchange Notice is delivered by the Investor pursuant to this Section 2.7(b), (i) the Securities shall be Exchanged by the Issuer, on a date fixed by the Issuer, which shall not be later than ten days (the “Mandatory Redemption Date”) after the Issuer’s receipt of such Exchange Notice, and (ii) the Issuer shall deliver the applicable Hydro Equity Interest to the Investor in accordance with Article 5 on the Mandatory Redemption Date.
2.8	Exchange Request by Investor
If the Investor is entitled to exercise the Exchange Right other than pursuant to an Early Exchange Event, the Investor may elect to exercise the Exchange Right by delivering to the Issuer, in accordance with the closing procedures set out in Article 5, the applicable Closing Documents together with an Exchange Notice and specifying any Top-Up Option being exercised (the “Exchange Request”).
2.9	Solvency Restrictions
(a)          Notwithstanding any other provision of this Agreement, the Issuer is not obligated to Exchange Securities pursuant to an Exchange Notice to the extent that such Exchange of Securities would be contrary to solvency requirements of the Act or any other provision of applicable Law.
(b)          If the Issuer believes that on any Exchange Date it would not be permitted by any provision of applicable Law or by the terms of any Securities to Exchange the Securities tendered for Exchange on the Exchange Date, the Issuer is only obligated to Exchange the maximum number of Securities that may be so Exchanged (rounded down to the nearest whole number of shares) as would not be contrary to such provisions and will notify the Investor at least two (2) Business Days prior to the Exchange Date as to the number of Securities that will not be Exchanged by the Issuer.  In the event that all Securities are not Exchanged as a result of Section 2.9(a), the Exchange Right shall be adjusted accordingly to provide that the Holder of any such Securities shall at any time thereafter be entitled to exercise the Exchange Right upon the restrictions in Section 2.9(a) no longer being applicable, and the amounts to be delivered in accordance with such Exchange shall be determined based on the Tax Affected Hydro SPV Equity Value at the time of the initial Exchange Notice.

2.10	Consideration
The consideration payable by the Investor for the rights hereunder shall be $250,000, to be paid upon execution of this Agreement.
2.11	Calculation of Hydro Equity Interest Percentage
Unless otherwise expressly provided or the context otherwise requires, for purpose of this Article 2 any calculation of the percentage of the Hydro SPV Equity owned or held by the Investor or its Affiliates shall include the aggregate of all Hydro Equity Interests owned or controlled, whether directly or indirectly, beneficially or otherwise, by the Investor or any of its Affiliates.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1	Representations and Warranties of the Issuer
The Issuer represents and warrants to the Investor as follows as of the date hereof, and acknowledges that the Investor is relying on such representations and warranties in entering into this Agreement:
(a)
Organization. The Issuer is a corporation or other legal entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(b)
Authorization, Execution and Enforceability. The Issuer has the requisite corporate power and authority to enter into this Agreement to perform its obligations hereunder. This Agreement (i) has been duly authorized, (ii) has been duly executed and delivered by the Issuer, and (iii) is a valid and binding agreement of the Issuer, enforceable against the Issuer in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(c)
No Violation. The execution and delivery by the Issuer of this Agreement, and the performance by it of its obligations hereunder, including the Exchange of the Securities for the Hydro Equity Interest in accordance with the terms and conditions contained herein: (i) will not result in any violation of the provisions of the Articles or by-laws of the Issuer; (ii) will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any Material Contract or material Authorization to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound; and (iii) will not, assuming compliance with the matters referred to in Section 3.1(i) of the Investment Agreement, result in any violation of the provisions of any Law or Order applicable to the Issuer or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to have a

Material Adverse Effect or, in the case of any Contract, Law or Order applicable to the Hydro Assets Business, a Hydro Material Adverse Effect.
3.2	Representations and Warranties of the Investor
The Investor hereby represents, warrants and acknowledges to the Issuer as follows as of the date hereof, and acknowledges that the Issuer is relying on such representations, warranties and acknowledgements in connection with the entering into of this Agreement and the performance of its obligations hereunder:
(a)
Organization. It is organized and validly existing under its jurisdiction of origination or formation, with power (corporate or other) and authority to complete the transactions to be completed by it as contemplated in the Transaction Agreements.

(b)
Authorization. It has the requisite power and authority to enter into each of the Transaction Agreements to which it is a party, and to perform its obligations thereunder. Each of the Transaction Agreements to which it is a party (i) has been duly authorized, (ii) has been (or, in the case of the Registration Rights Agreement, will be) duly executed and delivered by it and (iii) is (or, in the case of the Registration Rights Agreement, will be) a valid and binding agreement of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(c)
No Violation. The execution and delivery by it of each Transaction Agreement to which it is a party, and the performance of its obligations thereunder, including the purchase of the Securities, does not and will not result in any violation of the (i) provisions of its constating documents or (ii) the provisions of any Law or Order applicable to it, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to materially delay or hinder the ability of such Investor to perform its obligations under the Transaction Agreements.

ARTICLE 4
EARLY EXCHANGE EVENTS
4.1	Additional Early Exchange Events
Until the Securities have been, in the case of the Debentures, redeemed or repaid pursuant to the terms of the Debentures or in the case of the Redeemable Shares, redeemed pursuant to the Articles, or, in either case, Exchanged pursuant to the Exchange Right or otherwise satisfied in accordance with their respective terms, the occurrence of any one or more of the following events or circumstances shall, unless and to the extent of any exception therefrom provided for in any written waiver or consent from the Investor (which waiver or consent may be withheld by the Investor in its absolute and sole discretion), constitute an “Additional Early Exchange Event”:
(a)	the Issuer or any Hydro Assets Subsidiary providing a guarantee pursuant to clause (c) of the definition of Permitted Indebtedness is in default under the terms of the Credit Agreement, if such default (i) would reasonably be expected to lead the lenders under the Credit Agreement to take steps to accelerate the indebtedness under such Credit Agreement prior to its express final maturity or (ii) has, due to the passage of time or other terms in the Credit Agreement, resulted in an Event of Default (as such term is defined under the Credit Agreement, or any equivalent term used in an amendment, modification, restatement or replacement to the Credit Agreement to define the circumstances in which the lenders under such Credit Agreement are permitted to accelerate the indebtedness under such Credit Agreement prior to its express final maturity);

(b)
except for a Permitted Hydro Asset Sale after the Hydro Assets Reorganization or a Transfer to an Affiliate of the Issuer at any time prior to the Hydro Assets Reorganization, the Issuer (i) ceases to carry on the Hydro Assets Business in the Ordinary Course, (ii) materially reduces the scale of the Hydro Assets (as compared to the Hydro Assets Business on the date hereof) or (iii) makes any Divestitures of the Hydro Assets to a third party, except in each case for purposes of effecting the Hydro Assets Reorganization;

(c)
the Issuer creates, issues, incurs or assumes any (i) indebtedness for borrowed money (other than Permitted Indebtedness) of the Issuer or any of its Subsidiaries with recourse to the Hydro Assets Owner or any of the Hydro Assets, or (ii) creates, incurs, assumes or permits to exist any Encumbrances (other than Permitted Encumbrances) on the Hydro SPV Equity or on any of the Hydro Assets;

(d)	the Issuer issues Securities to any Person other than Brookfield or Investor (or any permitted assignee of Investor) or any of their respective Affiliates;
(e)
the Issuer fails to promptly provide notice to the Investor of any fact, circumstance, or event that could reasonably be expected to result in an Early Exchange Event of the type specified in Section 4.1(a);

(f)
the Issuer fails to maintain the Hydro Assets as a whole in all material respects in accordance with good industry practice, in good working order subject to ordinary wear and tear for equipment of similar age and condition; or

(g)	the Issuer fails to complete the Hydro Assets Reorganization in accordance with Section 4.10 of the Investment Agreement.
4.2	Exchange Right is Exclusive Remedy
The Early Exchange Events contained in this Article 4 and in Article 2 have been included only for purposes of determining whether an Early Exchange Event has occurred. The Investor’s right to exercise the Exchange Right, pursuant to and on the terms and conditions provided therefor in Article 2 shall be the sole and exclusive remedy for any Early Exchange Event contained in this Article 2 or Article 4.  For greater certainty, nothing herein shall restrict the exercise of any additional or alternative rights or remedies of the Investor that are contained in any other Transaction Agreement.

ARTICLE 5
CLOSING
5.1	Exchange, True-Up and Top-Up Procedures
(a)          For purposes of completing an Exchange, the Issuer will, within the time periods specified in Section 2.7 or within ten (10) days of receiving an Exchange Request pursuant to Section 2.8, as applicable, cause to be delivered to the Investor (as the Holder of all of the Securities), pursuant to Section 2.3, the Hydro Equity Interest to be delivered (and, if applicable, the additional cash consideration to be paid) to the Investor against delivery of the applicable Closing Documents.  For purposes of settling the True-Up Adjustment in circumstances where Section 2.4 provides that a payment is owing by the Issuer to the Investor, the Issuer will, within the time periods specified in Section 2.4 and against delivery of the applicable Closing Documents, cause to be transferred to the Investor the additional Equity Interest in the Hydro Assets Owner to be transferred to the Investor (and, if applicable, the additional cash consideration to be paid to the Investor) pursuant to Section 2.4.  For purposes of completing an exercise of the Top-Up Option, the Issuer will, within ten (10) days of receiving the Top-Up Notice and against delivery of the applicable Closing Documents, cause to be delivered to the Investor the additional Equity Interest in the Hydro Assets Owner to be acquired by the Investor as a result of such exercise of the Top-Up Option pursuant to Section 2.6.  The Issuer’s delivery obligations in this Section 5.1(a) for any Exchange, True-Up Adjustment or Top-Up Option are each subject to the Issuer having received all of the Closing Documents applicable therefor.
(b)          Satisfaction by the Issuer of an Exchange, the Top-Up Option or the True-Up Adjustment, as applicable, will be made by delivery to the Investor, at the address of the Investor recorded in the applicable securities register of the Issuer or by holding for pick-up by the Investor (at the registered office of the Issuer), certificates registered in the name of the Investor or other documents evidencing the applicable Equity Interest in the Hydro Assets Owner to be delivered (and, if applicable, the additional cash consideration to be paid) to the Investor pursuant to Section 2.3 (in the case of an Exchange), Section 2.4 (in the case an exercise of the True-Up Adjustment) or Section 2.6 (in the case an exercise of the Top-Up Option).
(c)          On and after the Exchange Date, the Securities shall cease to be outstanding and no Holder of the Securities will be entitled to exercise any of the rights of Holders in respect of the Securities, other than the right to receive the Hydro Equity Interest to be delivered (and, if applicable, the cash to be paid) to the Investor pursuant to Section 2.3 for their Securities, unless delivery of such Hydro Equity Interest is not made upon presentation and surrender of the Closing Documents in accordance with the foregoing provisions, in which case the rights of the Holders remain unaffected until such Hydro Equity Interest and cash, as applicable, have been delivered.
(d)          Any presentation and surrender by or on behalf of a Holder of Securities to the Issuer of certificates representing Securities in connection with the Exchange of Securities must be made by delivery to the registered office of the Issuer, addressed to the attention of the President of the Issuer.
(e)          Any such presentation and surrender of certificates is deemed only to have been made and to be effective upon actual receipt thereof by the Issuer.

5.2	Closing Deliveries of the Investor
The Investor shall deliver or cause to be delivered to the Issuer the following documents (collectively, the “Closing Documents”) (i) within ten (10) days of issuing an Exchange Request, a True-Up Notice or a Top-Up Notice, (ii) in the case of an Exchange Request where the Exchange Date is a Mandatory Redemption Date, not later than such Mandatory Redemption Date, or (iii) in the case of a True-Up Adjustment that is disputed, within five (5) Business Days of the parties agreeing to the calculation of the True-Up Adjustment in accordance with Section 2.4(c):
(a)
a certificate signed by two senior officers of the Investor containing a representation and warranty by the Investor in favour of the Issuer that, (i) the Investor is a Qualified Canadian Holder and, (ii) in the case of an Exchange, the Investor is the Holder of all of the Securities to be Exchanged;

(b)
in the case of an Exchange, the certificates representing the Securities to be Exchanged and such other documents and instruments as may be required to effect a transfer of such Securities under the Issuer’s and the Hydro Asset Owner’s respective governing statute and regulations, and under the Articles or other constating documents;

(c)	if a Top-Up Option has been exercised, payment in immediately available funds of the amount required to satisfy the Top-Up Option;
(d)
in the case of a True-Up Adjustment, the certificates or other documents representing the Hydro Equity Interests of the Investor that are to be transferred, together with duly executed transfer(s) in blank; and

(e)	such additional documents and instruments as the Issuer may reasonably require.
ARTICLE 6
TERMINATION
6.1	Termination
(a)          This Agreement may be terminated at any time by mutual written consent of the Issuer and the Investor and shall terminate automatically upon the termination of the Investment Agreement (excluding, for clarity, any termination of the Investment Agreement in respect of the Second Funding Date pursuant to Section 8.1(b) of the Investment Agreement which shall have no effect on this Agreement).  Upon such termination, neither party will have any liability or obligations to the other party under this Agreement or the Transaction Agreements.
(b)          This Agreement may be terminated by either the Issuer or the Investor after June 30, 2029, provided the Exchange Right has been fully exercised.
(c)          If this Agreement is terminated by the parties in accordance with this Section 6.1 hereof, this Agreement shall become void and of no further force and effect and none of the parties hereto shall have any liability in respect of a termination of this Agreement, except that nothing herein shall relieve any party from any liability for any breach of the provisions of this

Agreement (including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein) prior to the termination of this Agreement.
ARTICLE 7
MISCELLANEOUS
7.1	Notices
(a)          Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:
(i)	in the case of the Investor:
Eagle Hydro II LP
[Address]

Attention:     [Name]
Email:          [Email]

with a copy (which shall not constitute notice) to:
Torys LLP
[Address]
Attention:     [Name]
Email:          [Email]

(ii)	in the case of the Issuer: TransAlta Corporation [Address]

Attention:      [Name]
E-mail:          [Email]
with a copy (which shall not constitute notice) to:
Davies Ward Phillips & Vineberg LLP
[Address]

Attention:      [Name]
E-mail:          [Email]
(b)          Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Calgary time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.
(c)          Any party may at any time change its address for service from time to time by giving notice to the other party in accordance with this Section 7.1.
7.2	One Voice Rule
Each Holder of an Security, by its acceptance of a Transfer of an Security is deemed to acknowledge and agree that the Investor shall be the sole representative of such Holder for all purposes of the Securities, and the Issuer shall be entitled to deal with the Investor as the sole representative of such Holder and only the Investor shall have the power and authority to exercise all of the rights and powers granted by the Issuer to the Investor pursuant to the Securities the Investment Agreement and this Agreement. All actions taken by the Investor in connection with the Securities shall apply to and be effective and binding upon the Holder (including any subsequent permitted transferee) as if taken by the Holder directly. Except as expressly provided for herein, (i) the Issuer shall not be obligated to deal with the Holder (including any permitted transferees) in respect of any action taken or to be taken with respect to the Security or this Agreement and (ii) all notices that the Issuer is required to provide in respect of any such actions or otherwise in connection with an Security or this Agreement may be satisfied in all cases by providing such notice to the Investor.
7.3	Amendments and Waivers
No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.
7.4	Assignment
No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party, provided that (i) the Investor may assign the rights and obligations under this Agreement to an Affiliate (any such affiliate, a “Permitted Assignee”) and (ii) a Holder may grant a security interest on a Debenture or Redeemable Share, in each case in favour of one or more Canadian Financial Institutions to secure indebtedness for borrowed money owed by the Holder to such Canadian Financial Institutions under a bona fide credit facility (a “Financing Facility”), which indebtedness (x) is in an aggregate principal amount (when taken together with all other indebtedness incurred by all other Holders under a Financing Facility) not in excess of $325,000,000 at any one time and (y) is incurred following the date hereof in order to finance any of the Initial Purchase Price and/or Second Purchase Price (a “Permitted Pledge”).  At any time that there is a Permitted Pledge, the Holder that granted that security interest shall (and cause each of its Affiliates that is an obligor, or otherwise the subject of any covenants, under a Financing Facility to) use commercially reasonable efforts to comply with the terms and conditions of, and not be in default of its payment or other obligations under, the applicable Financing Facility.  In addition, in the event the Investor obtains any Financing Facility, the Investor hereby undertakes and agrees with the Issuer that any interest paid by the Issuer on the Debentures to the Holders thereof, and any dividends paid by the Issuer on the Redeemable Shares to the Holders thereof, shall be deposited by the Investor in a segregated account in respect of which the lenders pursuant to such Financing Facility have a security interest and which account is subject to an account control agreement with such lenders (or an agent on their behalf) that restricts distributions being made from such account unless the principal and interest payments then owing under such Financing Facility have been paid.
7.5	No Recourse Against Others
No Subsidiary or Affiliate of the Issuer has guaranteed, and none of them shall have any liability for, any obligations of the Issuer under this Agreement.  No director, officer, employee or shareholder of the Issuer or any of its Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Issuer under this Agreement, or for any claim based on, in respect of, or by reason of such obligations.  The Investor waives and releases all such liability.  The waiver and release are part of the consideration for this Agreement.
7.6	Successors and Assigns
This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.
7.7	Further Assurances
Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly as practicable do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.
7.8	Counterparts
This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.
7.9	Expenses
Except as otherwise set forth herein, each party will bear their own expenses in connection with the negotiation, preparation, execution and performance of this Agreement and the other Transaction Agreements and the transactions contemplated herein and therein.
[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first written above.
TRANSALTA CORPORATION

by	Brett Gellner (signed)
	Name:	Brett Gellner
	Title:	Chief Strategy and Investment Officer

John Kousinioris (signed)
	Name:	John Kousinioris
	Title:	Chief Growth Officer

EAGLE HYDRO II LP by its general partner, EAGLE HYDRO INVESTMENTS GP INC.

by	Mabel Wong (signed)
	Name:	Mabel Wong
	Title:	Managing Director

James Rickert (signed)
	Name:	James Rickert
	Title:	President

Signature Page to the Exchange and Option Agreement

SCHEDULE A
EBITDA CALCULATION
((C + (PA/S1 x VA/S) +(PA/S2 x VA/S) + (PA/S3 x VA/S) +(PE1 x VE) +(PE2 x VE) + (PE3 x VE) – OMA)/3) minus SCX

Where:

C
Aggregate value of the capacity payments (less all applicable penalties) and all payments received for environmental attributes (green credits), black start services and flood and reservoir management services by the Hydro Assets and any other revenue received by the Hydro Assets in each of the three years prior to the date of the exercise of the Exchange Right or the occurrence of the Early Exchange Event, as applicable

PA/S1
Realized average price for ancillary services (on a per MWh basis) received by the Hydro Assets in the year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Early Exchange Event, as applicable

PA/S2
Realized average price for ancillary services (on a per MWh basis) received by the Hydro Assets in the second year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Early Exchange Event, as applicable

PA/S3
Realized average price for ancillary services (on a per MWh basis) received by the Hydro Assets in the third year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Early Exchange Event, as applicable

VA/S
Average annual quantity of ancillary services (on a MWh basis) sold by the Hydro Assets over the 10-year period immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Early Exchange Event, as applicable

PE1
Realized average price for energy (on a per MWh basis) received by the Hydro Assets in the year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Early Exchange Event, as applicable

PE2
Realized average price for energy (on a per MWh basis) received by the Hydro Assets in the second year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Early Exchange Event, as applicable

PE3
Realized average price for energy (on a per MWh basis) received by the Hydro Assets in the third year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Early Exchange Event, as applicable

VE
Average annual quantity of energy (on a MWh basis) sold by the Hydro Assets over the 10-year period immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Early Exchange Event, as applicable

OMA
Aggregate costs of fuel and purchased power, company use electricity, contract manpower, general operating expenses, insurance, materials, property tax, royalties, salaries and wages and service allocations (IT, legal and other) associated with the Hydro Assets in each of the three years prior to the date of the exercise of the Exchange Right or the occurrence of the Early Exchange Event, as applicable.

SCX	SCX is $10 million being the deemed amount of aggregate annual sustaining capital expenditures period.

In the event of any material damage, condemnation or destruction to the Hydro Assets, with respect to any determination of Tax Affected Hydro SPV Equity Value or Hydro SPV Equity Value to be made subsequent to such event, the Issuer and the Investor shall, acting reasonably and in good faith, equitably adjust the calculation of Tax Affected Hydro SPV Equity Value and Hydro SPV Equity Value to reflect such damage, condemnation or destruction and the anticipated impact on EBITDA as compared with EBITDA that would otherwise be used to determine Tax Affected Hydro SPV Equity Value or Hydro SPV Equity Value, as applicable.

An independent accounting firm to be jointly engaged, and to be agreed upon, by the parties before the Exchange or in respect of any exercise of a Top-Up Option or delivery of a True-Up Notice, shall verify the Issuer’s calculation of the EBITDA.

SCHEDULE B
TAX DEFICIENCY CALCULATION

UCC Deficiency		Notes:
A	Hydro SPV Equity Value	As defined in the Exchange and Option Agreement
B	Value of Assets with no Tax Depreciation	Fair market value of any non-depreciable assets determined on the date the Exchange Right is exercised
C	Total UCC Available	Tax pools available in the Hydro Assets Owner on the date the Exchange Right is exercised
D = A – B – C	UCC Deficiency

Tax Deficiency Calculation
D	UCC Deficiency
E	CCA	Weighted average CCA rate based on the tax pools available in the Hydro Assets Owner on the date the Exchange Right is exercised
F	Tax Rate	Combined Alberta and Federal Tax rate on the date the Exchange Right is exercised
G	Discount Rate of 7%

H = ((DxExF)/(E+G))	Tax Deficiency Value

Tax Adjusted Value and BAM Ownership
A	Hydro SPV Equity Value

H	Less Tax Deficiency Value

I = A – H	Tax Affected Hydro SPV Equity Value

J	Investment Amount

J/I	Investor’s ownership percentage

Unless both parties agree otherwise, an independent tax accounting firm to be jointly engaged, and to be agreed upon, by the parties before the Exchange, shall verify the Issuer’s calculation of the tax pools and the Tax Deficiency Value.

SCHEDULE C
FORM OF ARTICLES OF AMENDMENT
SCHEDULE OF SHARE TERMS FOR SERIES I FIRST PREFERRED SHARES
The ninth series of First Preferred Shares of the Corporation shall consist of 400,000 shares designated as Redeemable First Preferred Shares, Series I (the “Series I Preferred Shares”). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, Series I shall have attached thereto the following rights, privileges, restrictions and conditions:
1.	Interpretation.
(a)          Definitions.  In these Series I Preferred Share provisions, the following expressions have the meanings indicated:
(i)
“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified and for the avoidance of doubt, in the case of the Investor, “Affiliate” includes investment funds managed by Brookfield or its Affiliates but does not include any Affiliates of the Investor that operate behind an information wall erected to prevent exchanges or communication of non-public information that could result in conflicts of interest or breaches of Securities Laws.

(ii)	“Articles” means the articles of amalgamation of the Corporation, as supplemented, amended or replaced from time to time.
(iii)	“Board of Directors” means the board of directors of the Corporation, as constituted from time to time.
(iv)	“Brookfield” has the meaning specified in the Investment Agreement.
(v)	“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in both Calgary, Alberta and Toronto, Ontario.
(vi)	“Canadian Financial Institution” means “Canadian financial institution” as defined in Section 1.1 of National Instrument 45-106 - Prospectus Exemptions.
(vii)	“Cash Acceleration Event” means, subject to Section 2.3(b) of the Exchange and Option Agreement, the occurrence of an event or circumstance specified as such in Section 6(b)(ii).
(viii)	“CBCA” means the Canada Business Corporations Act.
(ix)	“Common Shares” means the common shares in the capital of the Corporation, as constituted from time to time.
(x)	“Corporation” means TransAlta Corporation.

(xi)
Debentures” means the unsecured subordinated debenture in the principal amount of $350,000,000 issued  by the Corporation to Eagle Investment II LP on May 1, 2019 and includes any other unsecured, subordinated debentures issued by the Corporation pursuant to the Investment Agreement and having identical terms and conditions to the first debenture.

(xii)
“Dividend Payment Date” means the last day of February, May, August and November, in each year; provided that, if such date is not a Business Day, the applicable Dividend Payment Date will be the next succeeding Business Day.

(xiii)	“Early Exchange Event” has the meaning specified in the Exchange and Option Agreement.
(xiv)	“Exchange” means an Exchange of the Securities as defined in and pursuant to and on the terms and conditions of the Exchange and Option Agreement.
(xv)	“Exchange and Option Agreement” means the exchange and option agreement dated as of May 1, 2019 between the Corporation and the Investor.
(xvi)	“Exchange Right” has the meaning specified in the Exchange and Option Agreement.
(xvii)
“Exchange Right Approvals” means approvals of a Governmental Entity that, if not obtained, would prevent the Corporation from satisfying the Investor’s exercise of the Exchange Right; provided that, for greater certainty, such approvals do not include any Regulatory Approvals required in connection with the completion of the Hydro Assets Reorganization.

(xviii)	“First Preferred Shares” means the first preferred shares of the Corporation, as specified in the Articles.
(xix)
“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, (including an independent quasi-judicial tribunal), commission or board (including any independent system operator), arbitral body, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange. For the avoidance of doubt, “Governmental Entity” includes Securities Regulators (as defined in the Exchange and Option Agreement), the Alberta Utilities Commission, the Federal Energy Regulatory Commission and the North American Electric Regulatory Corporation and any applicable regional reliability entity, electric system operator, public utilities commission, public service commission or equivalent entity.
(xx)
“Holder” in respect of Series I Preferred Shares means the Investor and at any time the Series I Preferred Shares are transferred in accordance with their terms, the Permitted Transferees in whose name the Series I Preferred Shares are registered.

(xxi)	“Hydro Assets Reorganization” has the meaning specified in the Exchange and Option Agreement.
(xxii)	“Hydro Assets Reorganization Event” has the meaning specified in the Exchange and Option Agreement.
(xxiii)
“Investment Agreement” means the investment agreement dated as of March 22, 2019, between the Corporation and the Investor (to whom the Investment Agreement was assigned by Brookfield BRP Holdings (Canada) Inc. to the Investor on April 30, 2019), as amended, supplemented, restated, converted, exchanged or replaced from time to time.

(xxiv)
“Investor” means Eagle Hydro II LP, a limited partnership existing under the laws of Ontario, or, at and after the time, if any, that all of the rights of the party that is the “Investor” under the Exchange and Option Agreement is assigned to a Permitted Assignee in accordance with the terms of the Exchange and Option Agreement, the Permitted Assignee to whom such rights have been so assigned.

(xxv)	“Liquidation Date” has the meaning specified in Section 5(a).
(xxvi)	“Liquidation Event” has the meaning specified in Section 5(a).
(xxvii)	“Mandatory Redemption” has the meaning specified in Section 6(f).
(xxviii)	“Mandatory Redemption Date” has the meaning specified in Section 6(f)(ii).
(xxix)	“Optional Redemption” has the meaning specified in Section 6.
(xxx)	“Payment Date” means the Liquidation Date, Redemption Date or Mandatory Redemption Date, as applicable.
(xxxi)	“Person” has the meaning specified in the Investment Agreement.
(xxxii)
“Pro Rated Dividend” means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation Event, Redemption Event or Exchange is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for a Liquidation Event, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year.
(xxxiii)	“Quarter” means a three-month period ending on a Dividend Payment Date.
(xxxiv)	“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing September 30, 2019.
(xxxv)	“Quarterly Rate Period” means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date.
(xxxvi)
“Redemption Consideration” means, in respect of a Series I Preferred Share, at any particular time, the Series I Preferred Share Subscription Price plus the amount of any accrued but unpaid dividends on that Series I Preferred Share.

(xxxvii)
“Redemption Date” means the date, if any, established by the Board of Directors in good faith in connection with the occurrence of a Redemption Event, for the redemption by the Corporation of the Series I Preferred Shares in accordance with Section 6.

(xxxviii)	“Redemption Event” means an Optional Redemption or a Mandatory Redemption.
(xxxix)	“Securities” means these Series I Preferred Shares and the Debentures.
(xl)	“Securities Laws” has the meaning specified in the Investment Agreement.
(xli)	“Series I Preferred Share Subscription Price” means the subscription price paid, per share, for any Series I Preferred Share on the date of issuance, being $1,000.
(xlii)
“Series I Preferred Share Yield” means an amount equal to the amount accruing (subject to any deduction or withholding required by law) on a daily basis of a 365-day year in respect of an Series I Preferred Share (commencing upon the date of issuance of such Series I Preferred Share) at the Series I Preferred Share Yield Rate, on the Series I Preferred Share Subscription Price for such Series I Preferred Share. For the avoidance of doubt, (i) such Series I Preferred Share Yield shall accrue whether or not dividends have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends, and (ii) the “date of issuance” of any Series I Preferred Share shall be the date on which the Corporation initially issued such Series I Preferred Share regardless of the number of times transfer of such Series I Preferred Share is made on the share registers maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such Series I Preferred Share.
(xliii)	“Series I Preferred Share Yield Rate” means 7% per annum.
(xliv)	“Series I Preferred Shares” mean the Redeemable, First Preferred Shares, Series I in the capital of the Corporation, as constituted from time to time.
(xlv)	“Subsidiary” or “subsidiary” has the meaning specified in the Investment Agreement.
(xlvi)	“Tax Act” means the Income Tax Act (Canada).
(xlvii)
“Transfer” means any sale, transfer, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of a security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntarily and whether or not for value, and any agreement to effect any of the above, but does not include the sale, exchange or redemption of any Series I Preferred Shares under these Series I Preferred Share provisions.

(b)	Control.
(i)	For purposes hereof:
(A)
a Person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(B)
a Person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that Person and the Person is able to direct the business and affairs of the entity; and

(C)	the general partner of a limited partnership controls the limited partnership.
(ii)	A Person who controls an entity is deemed to control any entity that is controlled, or deemed to be controlled, by the entity.
(iii)	A Person is deemed to control, within the meaning of Section 1(b)(i)(A) or Section 1(b)(i)(B), an entity if the aggregate of:
(A)	any securities of the entity that are beneficially owned by that Person; and

(B)
any securities of the entity that are beneficially owned by any entity controlled by that Person, is such that, if that Person and all of the entities referred to in Sections 1(b)(i) and 1(b)(ii) that beneficially own securities of the entity were one Person, that Person would control the entity.

(c)	Interpretation.
(i)
The expressions “on a parity with”, “ranking prior to”, “ranking junior to” and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation Event.

(ii)
If any day on which any dividend on the Series I Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

2.	Voting and Amendment.
(a)          Non-Voting.  Except as required by applicable law and by Section (b), the holders of the Series I Preferred Shares are not entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
(b)          Amendment and Approval Requirements.
(i)
The rights and privileges attaching to the Series I Preferred Shares may be removed or changed, and the restrictions and conditions attaching to the Series I Preferred Shares may be added to or changed, only with the approval of the Investor.

(ii)
For purposes of these Series I Preferred Share provisions, subject to compliance with Section 8(c) where an action is to be taken by Holders of the Series I Preferred Shares, in addition to the requirements of applicable law, if any, such action may be taken if such Holders:

(A)	pass a written resolution to such effect in accordance with the requirements of the CBCA; or
(B)
pass a resolution by the requisite majority as required by applicable law or as specified herein of votes cast on such resolution to such effect at a duly constituted meeting of such holders, voting as a single class.

(c)          Class Voting.  Subject to the provisions of the CBCA, the Holders of the Series I Preferred Shares are not entitled to vote separately as a class upon any proposal to amend the Articles, except for any proposal that disproportionately and adversely affects the Series I Preferred Shares or the Holders thereof, relative to the other classes of shares in the authorized capital of the Corporation (or the as proposed authorized capital of the Corporation) or the Holders thereof.

3.	Dividends.
(a)          The Holders of the Series I Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, which dividends shall accrue whether or not declared by the Board of Directors and whether or not there are funds available for the legal payment of dividends, on a daily basis in arrears at the Series I Preferred Share Yield Rate and are payable on each Dividend Payment Date, in the amount per share determined by multiplying the Series I Preferred Share Yield Rate for such Quarterly Rate Period by the Series I Preferred Share Subscription Price plus all accrued but unpaid dividends thereon and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Rate Period that the Series I Preferred Shares are issued and outstanding and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. To the extent not paid on any applicable Dividend Payment Date all accrued dividends on the Series I Preferred Shares shall accumulate and compound on such applicable Dividend Payment Date whether or not declared by the Board of Directors and shall remain accumulated, compounding dividends until paid pursuant hereto.
(b)          If a dividend has been declared for a Quarter and a date is fixed for a Liquidation Event, Redemption Event or Exchange that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation Event, Redemption Event or Exchange instead of the dividend declared, but if such Liquidation Event, Redemption Event or Exchange does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date.
(c)          If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series I Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend.
(d)          Subject to Section 11, cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.
(e)          The Holders of the Series I Preferred Shares shall not be entitled to any dividend other than as specified in this Section 3.
4.	Purchase for Cancellation.
Subject to the provisions of Section 6(i) and subject to such provisions of the CBCA as may be applicable, the Corporation may at any time or times and in any manner purchase (if obtainable) for cancellation all or any part of the Series I Preferred Shares outstanding from time to time at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this Section 4 more Series I Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series I Preferred Shares so tendered by each of the Holders of Series I Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series I Preferred Shares under the provisions of this Section 4, the shares so purchased shall be cancelled and shall not be reissuable.
5.	Liquidation.
(a)          Rights on Liquidation.  Upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation to its shareholders for the purpose of winding up its affairs (a “Liquidation Event”), a Holder of Series I Preferred Shares is entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Series I Preferred Share held by such Holder on the effective date (the “Liquidation Date”) of such Liquidation Event, before any distribution of any part of the assets of the Corporation among the holders of Common Shares or any other shares of the Corporation ranking junior with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Redemption Consideration as of the last Business Day prior to the Liquidation Date, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Common Shares or to the holders of any other shares ranking junior to the Series I Preferred Shares in any respect.
(b)          Method of Distribution on Liquidation.
(i)
On or before the Liquidation Date, the Corporation will cause to be delivered to the Holders of the Series I Preferred Shares the Redemption Consideration for each such Series I Preferred Share upon presentation and surrender of the documents specified in Section 6(h).

(ii)
After the Corporation has satisfied its obligation to pay to the Holders of Series I Preferred Shares the full amount of the Redemption Consideration pursuant to Section 6(b)(i), such Holders are not entitled to share in any further distribution of the assets of the Corporation.

(c)          Solvency Restrictions.  Notwithstanding any other provision of these Articles, the Corporation is not obligated to deliver any Redemption Consideration to the extent that the delivery of the Redemption Consideration with respect to the then outstanding Series I Preferred Shares would be contrary to solvency requirements or any other provision of applicable law.
6.	Redemption.
(a)          Redemption by the Corporation.
(i)
Subject to applicable law, at any time after December 31, 2028 that the Board of Directors has authorized the Corporation to redeem Series I Preferred Shares, the Corporation shall have the right to redeem (an “Optional Redemption”) on the Redemption Date all or any part of the then outstanding Series I Preferred Shares for the Redemption Consideration as of the last Business Day prior to the Redemption Date for each Series I Preferred Share, provided that each such redemption, other than an Optional Redemption that is to redeem the balance of the outstanding Series I Preferred Shares, must be for an amount of Redemption Consideration that is, when added to the consideration from all Redemption Consideration paid by the Corporation for all the Securities being redeemed by the Corporation concurrently with the Series I Preferred Shares from the holder thereof, is not less than $100,000,000 in the aggregate.

(ii)
In the event of an Optional Redemption of less than all of the Securities, the Corporation shall within thirty-six months of the first Optional Redemption have redeemed all of the then outstanding Securities.

(iii)
Any Optional Redemption or Optional Redemption Notice may, at the Corporation’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an equity or other offering, issuance of indebtedness, or other corporate transaction or event. Notice of any redemption in respect thereof will be given prior to the completion thereof and may be partial as a result of only some of the conditions being satisfied. If an Optional Redemption is subject to the satisfaction of one or more conditions precedent, the related Optional Redemption Notice shall describe each such condition, and if applicable, state that, in the Corporation’s discretion, the Optional Redemption Date may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the Optional Redemption Date; provided that any failure of the Issuer to include such information in the applicable Optional Redemption Notice shall not impact the Corporation’s right to rescind the Optional Redemption Notice if the applicable condition precedents are not satisfied.

(b)          Mandatory Redemption on Cash Acceleration.
(i)
Upon the occurrence of a Cash Acceleration Event, the Corporation shall redeem all but not less than all of the then outstanding Series I Preferred Shares. If such redemption would be contrary to solvency requirements or other provisions of applicable law, the Corporation will redeem Series I Preferred Shares in accordance with these share provisions on a pro rata basis and will issue to each Holder of Series I Preferred Shares a new certificate, at the expense of the Corporation, representing the Series I Preferred Shares of that Holder not redeemed by the Corporation.

(ii)	The occurrence of any one or more of the following events or circumstances shall constitute a “Cash Acceleration Event”:
(A)
provided that the Hydro Assets Reorganization is completed in the manner described in the Investment Agreement, any Exchange Right Approvals are not obtained on terms acceptable to the Investor and the Corporation, each acting reasonably; or

(B)	a final and non-appealable order is issued by a court of competent jurisdiction that enjoins the satisfaction of the Exchange Right.
(iii)
Notwithstanding anything contained in the Series I Preferred Share terms to the contrary, the Investor’s right to accelerate the Corporation’s payment obligations pursuant to and on the terms and conditions provided therefor in this Section 6(b) shall be the sole and exclusive remedy for any Cash Acceleration Event.  No other right or remedy in respect of any Cash Acceleration Event shall be available to the Investor or the Holder under the Series I Preferred Share terms.  For greater certainty, nothing herein shall restrict the exercise of any rights or remedies of the Investor in respect of the Investment Agreement.

(c)          Consideration.  The consideration for a redemption under Section 6 is to be paid and satisfied in full by the Corporation causing to be delivered on the Redemption Date to each such Holder of Series I Preferred Shares immediately available funds equal to the Redemption Consideration for the Series I Preferred Shares being redeemed.
(d)          Restrictions on Payment of Dividends and Reduction of Junior Capital.  So long as any of the Series I Preferred Shares are outstanding, the Corporation shall not:
(i)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series I Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series I Preferred Shares with respect to payment of dividends; or

(ii)
call for redemption of, purchase, reduce the stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series I Preferred Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series I Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series I Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs (a) and (b), excluding all securities purchased pursuant to a SIB or NCIB as those terms are defined in the Investment Agreement.
(e)          Notice of Redemption by Corporation.
(i)
In the case of a redemption of Series I Preferred Shares under Section 6(a), the Corporation shall send or cause to be sent to each Holder of Series I Preferred Shares a notice in writing of the intention of the Corporation to redeem the Series I Preferred Shares held by such Holder (the “Optional Redemption Notice”) on not less than fifteen (15) days nor more than thirty (30) days after the date on which such prior written notice is given.

(ii)	Such notice must set out the number of Series I Preferred Shares being redeemed, the Redemption Consideration and the Redemption Date.

(f)          Cash Acceleration Event Notice; Mandatory Redemption.
(i)
Upon the occurrence of a Cash Acceleration Event with respect to Series I Preferred Shares, the Corporation shall within five (5) Business Days of becoming aware of the occurrence of the Acceleration Event deliver written notice thereof (an “Acceleration Event Notice”) to the Investor; provided, however, that failure to provide an Acceleration Event Notice shall not diminish or otherwise affect the rights and remedies of the Investor hereunder.

(ii)
At any time after the date on which a Cash Acceleration Event occurs, the Investor may require the Corporation to redeem all and not less than all of its Series I Preferred Shares by delivering written notice thereof (a “Cash Acceleration Notice”) to the Corporation. If a Cash Acceleration Notice is delivered by the Investor pursuant to this Section 6(f)(ii), (i) the Series I Preferred Shares shall be redeemed by the Corporation, on a date fixed by the Corporation (the “Mandatory Redemption Date”) which shall not be later than thirty (30) days after the Corporation’s receipt of such Cash Acceleration Notice, at a price equal to the Redemption Consideration (the “Mandatory Redemption Price”) and (ii) the Corporation shall pay the Mandatory Redemption Price to the Holder in cash in accordance with Section 6(h) on the Mandatory Redemption Date, unless such Cash Acceleration Notice has been rescinded prior to the Mandatory Redemption Date therefor in accordance with Section 6(g).

(g)          Rescission of Cash Acceleration Notice; Waiver of Defaults.
(i)
A Cash Acceleration Notice shall be irrevocable; provided, however, that the Investor may rescind and annul a Cash Acceleration Notice, and the corresponding consequences thereof, by providing written notice thereof to the Corporation not more than 5 Business Days after the Investor has delivered such Cash Acceleration Notice (and at least 5 Business Days prior to the applicable Mandatory Redemption Date) or at such later time as is agreed by the Corporation.  Any such written notice from the Investor rescinding a Cash Acceleration Notice shall be deemed an irrevocable waiver by the Investor of its right to cause the Corporation to redeem the Series I Preferred Shares as a result of the Cash Acceleration Event that is the subject of such Cash Acceleration Notice.

(ii)	The Investor may, by written notice to the Corporation, waive any default and its consequences under the Series I Preferred Shares.
(h)          Delivery of Redemption Consideration.
(i)
On the Payment Date the Corporation will cause to be delivered to the Holders of the Series I Preferred Shares to be redeemed the Redemption Consideration for each such Series I Preferred Share, upon presentation and surrender by each Holder of the documents specified in 6(h)(ii) below.

(ii)	On or prior to the Payment Date, the Investor shall deliver or cause to be delivered to the Corporation, the following:
(A)	a certificate signed by two senior officers of the Holder containing a representation and warranty by such Holder in favour of the Corporation that such Holder:
(I)	is not a non-resident of Canada for purposes of the Tax Act; or
(II)	if a partnership, is a “Canadian partnership” as defined in section 102 of the Tax Act;
(B)	the certificates representing the Series I Preferred Shares to be exchanged for the Redemption Consideration;
(C)
such other documents and instruments as may reasonably be required to effect a redemption of such Series I Preferred Shares under the Corporation’s governing statute and regulations and these Articles; and

(D)	such additional documents and instruments as the Corporation may reasonably require.
(iii)	Payment shall, subject to Section 11, be made by cheque payable at par at any branch of the Corporation’s bankers in Canada.
(iv)
If a part only of the Series I Preferred Shares presented by any certificate shall be redeemed on an Optional Redemption, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series I Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series I Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series I Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series I Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights to the holders after such deposit or such Redemption Date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the CBCA as may be applicable, in case a part only of the then outstanding Series I Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide or if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions).

(i)          Solvency Restrictions.  Notwithstanding any other provision of these Articles, the Corporation shall not redeem or purchase any Series I Preferred Shares on a Redemption Date to the extent that the redemption or purchase of all or any part of the then outstanding Series I Preferred Shares would be contrary to solvency requirements or any other provision of applicable law.
7.	Notices.
Any notice, request or other communication to be given to the Corporation by a Holder of Series I Preferred Shares or to be given to a Holder of Series I Preferred Shares by or on behalf of the Corporation must be in writing and is valid if given in accordance with the Investment Agreement.
8.	Certain Restrictions and Covenants.
(a)          Restrictions.  If, and only to the extent that, any such transaction shall impair the Corporation’s ability to redeem the Series I Preferred Shares, the Corporation shall not, without, but may at any time with, prior written consent of the holders of a majority of the then outstanding Series I Preferred Shares, issue any Series I Preferred Shares or any other shares of the Corporation ranking equally with, or superior to, the Series I Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.
(b)          No Transfer.
(i)
No Holder of Series I Preferred Shares may Transfer any Series I Preferred Shares without the prior written consent of the Corporation, which consent may be withheld in its sole discretion; provided, however, that, subject to Sections 8(b)(ii), (iii) and (iv) of these Series I Preferred Shares, (i) the Holder may Transfer Series I Preferred Shares to an Affiliate of the Investor without the consent of the Corporation, but only for so long as such Affiliate remains an Affiliate of the Investor (a “Permitted Transferee”) and (ii) a Holder may grant a security interest on Series I Preferred Shares favour of one or more Canadian Financial Institutions to secure indebtedness for borrowed money owed by the Holder to such Canadian Financial Institutions under a bona fide credit facility (a

“Financing Facility”), which indebtedness (x) is in an aggregate principal amount (taken together with all other indebtedness incurred by all other holders of Securities under such Financing Facility or any other “Financing Facility” (as defined in the applicable Securities)) not in excess of C$325,000,000 and (y) is incurred following the date hereof in order to finance any of the Initial Purchase Price and/or Second Purchase Price  (a “Permitted Pledge”).  At any time that there is a Permitted Pledge, the applicable Holder shall (and shall cause each of its Affiliates that is an obligor, or otherwise the subject of any covenants, under a Financing Facility to) use commercially reasonable efforts to comply with the terms and conditions of, and not be in default of its payment or other obligations under, the applicable Financing Facility.

(ii)
If a Holder of Series I Preferred Shares ceases to be an Affiliate of the Investor, such Holder shall immediately Transfer its Series I Preferred Shares back to the Investor or an Affiliate of the Investor, and for so long as the Holder is in breach of this Section 8(b)(ii), all of the Holder’s rights under these Series I Preferred Shares shall be suspended and the Corporation shall have no obligation to make any payments to the Holder.

(iii)
As a condition to any Transfer of Series I Preferred Shares, the Corporation may, among other things, require the transferor to (i) pay the Corporation an amount to reimburse the Corporation for any transfer taxes, similar governmental charges or other fees required to be paid by the Corporation in connection with such Transfer, (ii) furnish the Corporation with due endorsements by, or a written instrument of transfer in form satisfactory to the Corporation duly executed by, the transferor, (iii) provide the name, addresses and other details for payment of the Permitted Transferees and (iv) provide the Corporation with evidence, including, if the Corporation requires, one or more legal opinions, satisfactory to the Corporation confirming that the applicable Transfer complies with applicable securities laws, including Securities Laws.

(iv)	Any purported Transfer in violation of this Section 8(b) shall be invalid and void and shall not be registered in the share registers of the Corporation or otherwise recognized for any purpose.
(c)          Each Holder of Series I Preferred Shares acknowledges and agrees that the Investor shall be the sole representative of such Holder for all purposes of the Series I Preferred Shares, and the Corporation shall be entitled to deal with the Investor as the sole representative of such Holder and only the Investor shall have the power and authority to exercise all of the rights and powers granted by the Corporation to the Investor pursuant to Series I Preferred Shares, the Investment Agreement and the Exchange and Option Agreement. All actions taken by the Investor in connection with Series I Preferred Shares shall apply to and be effective and binding upon the Holder (including any subsequent Permitted Transferee) as if taken by the Holder directly. Except as expressly provided for herein, (i) the Corporation shall not be obligated to deal with the Holder (including any Permitted Transferees) in respect of any action taken or to be taken with respect to this Debenture and (ii) all notices that the Corporation is required to provide in respect of any such actions or otherwise in connection with Series I Preferred Shares may be satisfied in all cases by providing such notice to the Investor.

(d)          Issue of Additional Preferred Shares.  No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to the Series I Preferred Shares without the prior approval of the holders of the Series I Preferred Shares given as specified in Section 2(b), nor shall the number of Series I Preferred Shares be increased without such approval; provided, however, that nothing in this Section 8(c) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series I Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval.
9.	Certificated Shares.
(a)	Form and Dating. Series I Preferred Shares shall be in certificated form (“Certificated Series I Preferred Shares”). Each Series I Preferred Share certificate shall be dated the date of its execution.
(b)	Execution. Two officers shall sign each Series I Preferred Share certificate for the Corporation by manual or facsimile signature.
(c)
Transfer and Exchange.  When a Certificated Series I Preferred Share is presented to the Corporation with a request to register the Transfer of such Certificated Series I Preferred Share or to exchange such Certificated Series I Preferred Share for an equal number of shares of Certificated Series I Preferred Shares evidenced by more than one certificate, the Corporation shall register the Transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Series I Preferred Shares surrendered for Transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Corporation, duly executed by the holder thereof or its attorney duly authorized in writing.

(d)	Legends. Each certificate evidencing Certificated Series I Preferred Shares shall bear legends in substantially the following form:
THIS SECURITY IS SUBJECT TO THE PROVISIONS OF THE INVESTMENT AGREEMENT DATED AS OF MARCH 22, 2019 BETWEEN THE CORPORATION AND [EAGLE HYDRO II LP] AND THE EXCHANGE AND OPTION AGREEMENT DATED AS OF MAY 1, 2019 BETWEEN THE CORPORATION AND [EAGLE HYDRO II LP], WHICH AGREEMENTS CONTAIN, AMONG OTHER THINGS, RESTRICTIONS ON THE RIGHT TO TRANSFER, PLEDGE OR OTHERWISE DEAL WITH THIS SECURITY. NOTICE OF SUCH RESTRICTIONS AND THE OTHER PROVISIONS OF SUCH AGREEMENTS IS HEREBY GIVEN.
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DISTRIBUTION DATE]

(e)
Replacement Certificates.  If any of the Series I Preferred Shares certificates shall become mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated Series I Preferred Shares certificate, or in lieu of and substitution for the Series I Preferred Shares certificate lost, stolen or destroyed, a new Series I Preferred Share certificate of like tenor and representing an equivalent amount of shares of Series I Preferred Shares, but only upon receipt of evidence of such loss, theft or destruction of such Series I Preferred Shares certificate and indemnity, if requested, satisfactory to the Corporation.

(f)
Cancellation.  In the event the Corporation shall purchase or otherwise acquire Certificated Series I Preferred Shares, the same shall thereupon be delivered to the Corporation for cancellation. The Corporation and no one else shall cancel and destroy all Series I Preferred Shares certificates surrendered for transfer, exchange, replacement or cancellation. The Corporation may not issue new Series I Preferred Shares certificates to replace Series I Preferred Shares certificates to the extent they evidence Series I Preferred Shares which the Corporation has purchased or otherwise acquired.

10.	Tax Matters.
(a)          Specified Amount for Tax Purposes.  The amount specified in respect of each Series I Preferred Share for the purposes of subsection 191(4) of the Tax Act shall be an amount equal to $1,000.
(b)          Tax Status.  Unless the Series I Preferred Shares are “short-term preferred shares” for purposes of the Tax Act, the Corporation will elect to pay tax under Part VI.1 of the Tax Act at such a rate that no tax under Part IV.1 of the Tax Act will be payable by Holders of the Series I Preferred Shares.
(c)          Withholding Rights.  The Corporation, shall be entitled to deduct or withhold from any dividend or other amount otherwise payable to any Holder of Series I Preferred Shares such amounts as the Corporation, is required or permitted (to the extent that absent such permitted deduction or withholding, the payor would be liable for taxes, interest and/or penalties in connection with the payment) to deduct or withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the Series I Preferred Shares in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority and reasonable documentation respecting such payment is provided to the Holder of the Series I Preferred Shares. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Holder exceeds the cash portion of the consideration otherwise payable to the Holder, subject to the right of the Holder of Series I Preferred Shares as provided for below to provide such additional cash as is necessary to satisfy the tax obligations set out above, the Corporation is hereby authorized to sell or otherwise dispose of or to retain such portion of the non-cash consideration as is necessary in an amount equal to the amount the Corporation requires to comply with such deduction or withholding requirement and the Corporation shall notify the Holder thereof and, if a sale is elected, remit to the Holder any portion of the net proceeds of such sale not required to be remitted to a taxing authority. All payments to be made hereunder shall be made without interest. Notwithstanding anything to the contrary herein and if commercially reasonable, prior to selling or retaining any non-cash consideration to satisfy tax obligations as provided for above, the Corporation, as applicable, shall notify the holder of Series I Preferred Shares that it shall be making the deductions or withholdings noted above and such Holder shall have the option to provide cash to the Corporation in an amount equal to the amounts to be withheld or deducted within three Business Days of delivery of the notice, in which case the Corporation, shall not sell or retain any non-cash consideration until such three (3) Business Day period had passed.
11.	General.
(a)          Wire or Electronic Transfer of Funds.  Notwithstanding any other right, privilege, restriction or condition attaching to the Series I Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series I Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire transfer or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series I Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series I Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series I Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special non-interest bearing account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

[Remainder of page intentionally left blank.]